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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                   Schedule TO

                      Tender Offer Statement under Section
           14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                                (AMENDMENT NO. 2)
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                               ARTISTdirect, Inc.
                                (Name of Issuer)

                           ARTISTdirect, Inc. (Issuer)
 (Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   04315D 10 3
                      (CUSIP Number of Class of Securities)

                                James B. Carroll
                               ARTISTdirect, Inc.
          5670 Wilshire Blvd., Suite 200, Los Angeles, California 90036
                            Telephone: (323) 634-4000
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                    Copy to:
                             Greg T. Williams, Esq.
                         Brobeck, Phleger & Harrison LLP
                  38 Technology Drive, Irvine, California 92618
                            Telephone: (949) 790-6300

                            CALCULATION OF FILING FEE

        TRANSACTION VALUATION*                        AMOUNT OF FILING FEE
              $3,000,000                                    $600.00

 * Calculated solely for the purpose of determining the amount of the filing fee, based upon the purchase of 2,000,000 shares of Common Stock, par value $0.01 per share, at the maximum tender offer price of $1.50 per share.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $600
Form or Registration No.:  Schedule TO
Filing Party:  ARTISTDIRECT, INC.
Date Filed:  February 26, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates.

[ ] third-party tender offer subject to Rule 14d-1.

[x] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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         This Amendment No. 2 to Schedule TO further amends and supplements the Schedule TO originally filed on February 26, 2001, as amended on March 8, 2001, relating to the tender offer by ARTISTdirect, Inc., a Delaware corporation, to purchase 2,000,000 shares, or such lesser number of shares as are properly tendered and not properly withdrawn, of its common stock, par value $.01 per share, at prices not greater than $1.50 nor less than $1.25 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares, upon the terms and subject to the conditions set forth in the offer to purchase, dated February 26, 2001, as amended on March 8, 2001 and in the related letter of transmittal, which, as amended and supplemented from time to time, together constitute the tender offer.

ITEM 1. SUMMARY TERM SHEET

         (a) The following new paragraph is added on page v of the Offer to Purchase after the paragraph titled "How do I tender my shares?":

                  "How can I specify a price for shares that I tender?

                  You can either (a) specify a specific price not less than $1.25 per share or more than $1.50 per share or (b) elect to use the price per share that we determine in the tender offer. If you elect to use option (b), you will maximize the number of shares that we will purchase from you in the tender offer but you may also receive a price as low as $1.25 per share."

         (b) The tender offer, which was scheduled to expire at 5:00 p.m., New York city time, on March 23, 2001, is hereby extended to 5:00 p.m., New York City time on March 29, 2001, unless further extended.


ITEM 4. TERMS OF THE TRANSACTION.

         (a) Section 6(c)(vi) of Section 6 of the Offer to Purchase is hereby deleted and the applicability of such section with respect to any prior or subsequent events is hereby waived.

         (b) The tender offer, which was scheduled to expire at 5:00 p.m., New York city time, on March 23, 2001, is hereby extended to 5:00 p.m., New York City time on March 29, 2001, unless further extended.

ITEM 6. Purposes of the Transaction and Plans or Proposals

         (a) The fourth paragraph of Section 9 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

                   "We have received notice from Nasdaq that our shares of Common Stock will be delisted from the NASDAQ National Market and have received a hearing date of April 12, 2001 with Nasdaq regarding its decision to delist our shares. While we believe our Common Stock will continue to be listed on the NASDAQ National Market during the pendency of such hearing process, we cannot assure you that our shares will not be delisted after the conclusion of the hearing process. If our shares are delisted from the NASDAQ National Market, we expect that our shares will trade on the OTC Bulletin Board."

         (b) The tender offer, which was scheduled to expire at 5:00 p.m., New York city time, on March 23, 2001, is hereby extended to 5:00 p.m., New York City time on March 29, 2001, unless further extended.

ITEM 12. EXHIBITS.

(a)(5)(D)             Press Release, dated March 14, 2001

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             ARTISTDIRECT, INC.


                                             By: /s/ James B. Carroll
                                                 ------------------------------
                                                 Name: James B. Carroll
                                                 Title: Chief Financial Officer

Dated: March 14, 2001

                                  EXHIBIT INDEX


EXHIBIT
NUMBER                DESCRIPTION

(a)(5)(D)             Press Release, dated March 14, 2001